Exhibit 99.1

KUKE MUSIC HOLDING LIMITED

KUKE MUSIC HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the six months ended June 30,
	Notes	2021		2022		2022
		RMB’000		RMB’000		USD’000
						Note 2.1
Revenue	4		95,448		80,514		12,020
Cost of sales			(42,550)		(51,418)		(7,677)
Gross profit			52,898		29,096		4,343
Other income, net	7.1.1		10,446		6,537		976
Selling and distribution expenses			(20,284)		(14,325)		(2,139)
Administrative expenses			(77,936)		(44,029)		(6,573)
Impairment losses on financial assets, net			(10,620)		(8,836)		(1,319)
Other operating expenses	7.1.2		(42)		(679)		(101)
Operating loss			(45,538)		(32,236)		(4,813)
Share of loss of a joint venture			(426)		—		—
Finance costs	7.2		(4,430)		(2,295)		(343)
Finance income	7.3		41		20		3
Loss before tax			(50,353)		(34,511)		(5,153)
Income tax benefit	8		1,957		2,899		433
Loss and total comprehensive loss for the period			(48,396)		(31,612)		(4,720)
Attributable to:
Equity holders of the parent			(49,146)		(31,021)		(4,632)
Non-controlling interests			750		(591)		(88)
			(48,396)		(31,612)		(4,720)
LOSS PER SHARE FOR CLASS A AND CLASS B ORDINARY SHARES ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		RMB	(1.69)	RMB	(1.05)	RMB	(0.16)
Diluted		RMB	(1.69)	RMB	(1.05)	RMB	(0.16)
LOSS PER ADS (1 ADS equals 1 Class A ordinary share)
Basic		RMB	(1.69)	RMB	(1.05)	RMB	(0.16)
Diluted		RMB	(1.69)	RMB	(1.05)	RMB	(0.16)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2021	June 30, 2022	June 30, 2022
		RMB’000	RMB’000	USD’000
		(Audited)	(Unaudited)	Note 2.1
NON-CURRENT ASSETS
Property, plant and equipment	10	60,443	52,043	7,770
Intangible assets	11	492,300	484,287	72,302
Right-of-use assets	22	3,060	9,786	1,461
Goodwill	12	237,225	237,225	35,417
Prepayments, other receivables and other assets	15	95,217	112,081	16,733
Deferred tax assets		7,736	10,789	1,611
Equity investment at fair value through profit or loss		1,000	1,000	149
Total non-current assets		896,981	907,211	135,443
CURRENT ASSETS
Inventories	13	7,307	9,023	1,347
Trade receivables, net	14	111,104	144,179	21,525
Prepayments, other receivables and other assets	15	34,101	40,009	5,973
Net investments in subleases	22	355	—	—
Due from related parties	24	306	2,319	346
Due from shareholders	24	100	100	15
Cash and cash equivalents	17	59,045	18,830	2,811
Total current assets		212,318	214,460	32,017
Total assets		1,109,299	1,121,671	167,460
EQUITY
Issued capital	18	194	194	29
Reserves	18	936,444	912,686	136,258
Equity attributable to equity holders of the parent		936,638	912,880	136,287
Non controlling interests		5,021	4,430	662
Total equity		941,659	917,310	136,949
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	21	6,046	1,734	259
Contract liabilities	20	366	250	37
Deferred tax liabilities		1,417	1,402	209
Lease liabilities	22	793	6,129	915
Total non-current liabilities		8,622	9,515	1,420
CURRENT LIABILITIES
Trade payables	19	30,514	51,607	7,705
Other payables and accruals	23	58,178	59,244	8,845
Contract liabilities	20	23,506	14,433	2,155
Due to a shareholder	24	325	325	49
Interest-bearing loans and borrowings	21	41,493	63,556	9,489
Lease liabilities	22	2,486	3,718	555
Income tax payable		2,516	1,963	293
Total current liabilities		159,018	194,846	29,091
Total liabilities		167,640	204,361	30,511
Total equity and liabilities		1,109,299	1,121,671	167,460

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Issued	Treasury	Capital	Retained		Non-controlling	Total
	capital	shares	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2020	162	—	555,255	100,684	656,101	5,068	661,169
Loss and total comprehensive loss for the period	—	—	—	(49,146)	(49,146)	750	(48,396)
Issuance of ordinary shares (Note 18)	32	—	288,612	—	288,644	—	288,644
Equity-settled share-based payments (Note 26)	—	—	32,908	—	32,908	—	32,908
At June 30, 2021	194	—	876,775	51,538	928,507	5,818	934,325
At December 31, 2021	194	(1,274)	896,604	41,114	936,638	5,021	941,659
Loss and total comprehensive loss for the period	—	—	—	(31,021)	(31,021)	(591)	(31,612)
Equity-settled share-based payments (Note 26)	—	—	7,263	—	7,263	—	7,263
At June 30, 2022	194	(1,274)	903,867	10,093	912,880	4,430	917,310

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the six months ended June 30,
	Notes	2021	2022	2022
		RMB’000	RMB’000	USD’000
				Note 2.1
Cash flows from operating activities
Loss before tax		(50,353)	(34,511)	(5,153)
Adjustments for:
Finance costs	7.2	4,430	2,295	343
Finance income	7.3	(41)	(20)	(3)
Depreciation of property, plant and equipment	7.4	3,315	7,621	1,138
Depreciation of right-of-use assets	7.4	2,317	1,838	274
Amortisation of intangible assets	7.4	3,320	8,643	1,290
Loss on disposal of property, plant and equipment		70	526	79
Covid-19-related rent concessions from a lessor	22	—	(787)	(117)
Recognition of equity-settled share-based payment expenses	26	32,908	7,263	1,084
Share of loss of a joint venture		426	—	—
Impairment losses on financial assets, net		10,620	8,836	1,319
		7,012	1,704	254
Working capital adjustments:
Increase in inventories		(3,992)	(1,716)	(256)
Decrease/(increase) in trade receivables		24,767	(41,911)	(6,257)
Increase in prepayments, other receivables and other assets		(30,835)	(3,522)	(526)
Decrease in amounts due from related parties		357	—	—
Increase in trade payables		4,634	21,093	3,149
Decrease in other payables and accruals		(13,016)	(88)	(13)
(Decrease)/increase in contract liabilities		268	(9,189)	(1,372)
Cash generated from operations		(10,805)	(33,629)	(5,021)
Income tax paid		(7,564)	(722)	(108)
Net cash flows from operating activities		(18,369)	(34,351)	(5,129)
Cash flows from investing activities
Interest received		33	19	3
Purchase of intangible assets		(5,041)	(630)	(94)
Purchase of property, plant and equipment		(12,520)	(150)	(22)
Advance to a related party		(900)	(2,013)	(301)
Repayment from a loan receivable		3,000	—	—
Increase in deposits paid for property, plant and equipment		(35,026)	(1,598)	(239)
Increase in deposits paid for intangible assets		(110,056)	(17,773)	(2,653)
Proceeds from disposal of items of property, plant and equipment		529	403	60
Receipt of the principal portion of net investments in subleases		—	356	53
Net cash flows used in investing activities		(159,981)	(21,386)	(3,193)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs		292,258	—	—
Proceeds from bank borrowings		—	15,000	2,239
Proceeds from other borrowings		—	10,000	1,493
Repayment of other borrowings		23,000	(7,249)	(1,082)
Repayment of amount due to a related party		(7,177)	—	—
Payment of the principal portion of lease liabilities		(1,622)	(1,088)	(162)
Interest paid		(546)	(1,141)	(170)
Net cash flows from financing activities		305,913	15,522	2,318
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		127,563	(40,215)	(6,004)
Cash and cash equivalents at beginning of year		25,719	59,045	8,815
CASH AND CASH EQUIVALENTS AT END OF PERIOD		153,282	18,830	2,811

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

Kuke Music Holding Limited (“the Company”) was incorporated in the Cayman Islands on September 13, 2017, as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as interim condensed consolidated and revised) of the Cayman Islands.

The principal activity of the Company is investment holding while its subsidiaries are principally engaged in the distribution of commercial copyrights, provision of music education solutions, sales of musical instruments and provision of services related to music events and performances in the People’s Republic of China (the “PRC”).

The Company, its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries are collectively referred to as the “Group”.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

As at the date of these interim condensed consolidated financial statements, the Group had direct or indirect interests in the subsidiaries as set out below, all of which are private entities with limited liability. All companies now comprising the Group have adopted December 31 as their financial year-end date.

		Percentage of
	Place and date	ownership/interest/		Issued and fully paid
	of incorporation/	voting rights		ordinary share capital/	Principal
Name	establishment	Directly	Indirectly	registered capital	activities
Rococo Holding Limited (“Rococo”)	British Virgin Islands (“BVI”), limited liability company September 21, 2017	100%	—	United States Dollar (“US$”) 1	Investment holding
Rosenkavalier Limited (“Rosenkavalier”)	BVI, limited liability company October 2, 2019	100%	—	US$100	Investment holding
Gauguin Limited (“Gauguin”)	Hong Kong, limited liability company October 6, 2017	—	100%	Hong Kong Dollar (“HK$”) 60,000,000	Investment holding
Degas Limited (“Degas”)	Hong Kong, limited liability company November 1, 2019	—	100%	HK$60,000,000	Investment holding
Kuke Future International Technology (Beijing) Co., Ltd.* (“Kuke International”)	PRC, limited liability company December 14, 2017	—	100%	US$10,000,000	Investment holding
Beijing Lecheng Future Culture Media Co., Ltd.* (“Beijing Lecheng”)	PRC, limited liability company November 28, 2019	—	100%	US$10,000,000	Investment holding
Beijing Kuke Music Co. Ltd.* (formerly known as Beijing Cathay Orient Information Technology Company Limited) (“Beijing Kuke Music”)	PRC, June 7, 2000, limited liability company, changed to joint stock limited liability company on February 16, 2016	—	100%	RMB16,213,275	Distribution of commercial copyrights and provision of music education solutions
Beijing Naxos Cultural Communication Co. Ltd.* (“Naxos China”)	PRC, limited liability company January 25, 2016	—	51%	RMB2,000,000	Distribution of commercial copyrights
Beijing Music Festival Culture Communication Co., Ltd.* (“BMF Culture”)	PRC, limited liability company August 26, 2003	—	100%	RMB19,500,000	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

		Percentage of
	Place and date	ownership/interest/		Issued and fully paid
	of incorporation/	voting rights		ordinary share capital/	Principal
Name	establishment	Directly	Indirectly	registered capital	activities
Beijing Kuke Music Education Technology Co., Ltd.* (“Music Education”)	PRC, limited liability company April 14, 2021	—	100%	RMB10,000,000	Investment holding
Shanghai Kuke Fangyue Education Technology Center LLP* (“Kuke Fangyue”)	PRC, limited partnership June 24, 2021	—	60%	—	Dormant
Shanghai Kuke Xingkong Cultural Media Center LLP* (“Kuke Xingkong”)	PRC, limited partnership June 25, 2021	—	90%	—	Dormant
Shanghai Kuke Linhui Education Technology Center LLP* (“Kuke Linhui”)	PRC, limited partnership July 6, 2021	—	90%	—	Dormant
Fuzhou Kuke Education Technology Co., Ltd.* (“Fuzhou Kuke”)	PRC, limited liability company August 17, 2021	—	80%	RMB200,000	Dormant
Tianjin Kuke Xingkong Education Consulting., Ltd.* (“Tianjin Kuke”)	PRC, limited liability company August 2, 2021	—	96%	RMB200,000	Dormant
Shijiazhuang Kuke Linhui Education Technology Co., Ltd.* (“Shijiazhuang Kuke”)	PRC, limited liability company July 22, 2021	—	96%	RMB400,000	Dormant

*	The English names of these companies represent the best efforts made by the directors of the Company to translate their Chinese names as these companies do not have official English names.

2. Significant accounting policies

2.1 Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2022 are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2021, which included on Form 20-F previously file with the SEC on May 2, 2022.

The interim condensed consolidated financial statements of the Company were authorised for issue in accordance with a resolution of the directors passed on November 18, 2022.

The interim condensed consolidated financial statements are prepared on a going concern basis.

The interim condensed consolidated financial statements are prepared on a historical cost basis, except for equity investment at fair value through profit or loss (“FVTPL”) that has been measured at fair value.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.1 Basis of preparation (continued)

The interim condensed consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand, except for the number of shares and loss per share data.

Translations of amounts in the interim condensed consolidated statements of financial position, interim condensed consolidated statements of profit or loss and other comprehensive income and interim condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6981 representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

2.2 Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of the Company, its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”) as at December 31, 2021 and June 30, 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee

●	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the interim condensed consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2 Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

2.3 Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments is measured at fair value with the changes in fair value recognised in profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

a)	Business combinations and goodwill (continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill is allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

b)	Investment in a joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in a joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

b)	Investment in a joint venture (continued)

The interim condensed consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the interim condensed consolidated statement of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of profit/(loss) of a joint venture’ in the interim condensed consolidated statement of profit or loss and other comprehensive income.

Upon loss of joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realised or intended to be sold or consumed in the normal operating cycle

●	Held primarily for the purpose of trading

●	Expected to be realised within twelve months after the reporting period

or

●	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle

●	It is held primarily for the purpose of trading

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

c)	Current versus non-current classification (continued)

●	It is due to be settled within twelve months after the reporting period or

●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d)	Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is recognised net of value added taxes (“VAT”) as the VAT is levied on the customer and the Group is collecting VAT on behalf of third parties. The Group does not adjust the transaction price for the effects of a significant financing component if the period between when the entity transfers the promised good or service and when the customer pays for that good or service is within one year. The revenue arrangements with a significant financing component are immaterial for the reporting periods.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

The Group is in the business of distributing commercial copyrights, provision of music education solutions, sales of musical instruments and provision of services related to music events and performances.

Subscription revenue

Subscription revenue is generated from the sale of smart music devices and providing customers with the right to access the Group’s and third-party databases through websites and mobile apps. Customers of database subscription services primarily consist of universities, colleges and public libraries in the PRC, which pay for access by their respective students, faculty members or library patrons or, as the case may be, and to a lesser extent, individuals. The Group also offers various smart music devices to institutional customers, allowing offline access to selected music content.

(i) Subscription revenue - music content database services

The Group provides web-based and mobile-based access to the music content database to its customers, mainly universities, colleges and public libraries and is the principal of the arrangement. The performance obligation consists of providing music database access and related services (e.g. 24-hour remote support services) that are not considered distinct in the context of the contract. The performance obligation is satisfied over the subscription period. The payment is generally due in 7 to 365 days after the Group begins to provide the customer access to the music content database. In some contracts, short-term advances are required before the database service is provided.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Subscription revenue (continued)

(ii) Subscription revenue - third-party database service

The Group acts as an agent for database owners which provide database services to colleges and public libraries. The Group recognises revenue at the net amount that is retained from these arrangements. The performance obligation is satisfied when the Group has sold the database services and the payment is generally due in 7 to 365 days after the database owners begin to provide database access to the customers.

(iii) Subscription revenue - sale of smart musical instruments

The Group sells hardware with embedded content and revenue is recognised upon delivery of the instruments. The payment is generally due within 1 year from delivery.

Licensing

Licensing revenue is generated by licensing certain music copyrights to internet music service providers for digital streaming or downloading through their online platforms. Licensing customers also include, to a much lesser extent, digital music service providers, smart hardware manufacturers and game developers. The licensing business mainly includes two types of contracts: (i) licensing with fixed payment; and (ii) licensing with a minimum guarantee and a revenue-sharing arrangement.

(i) Licensing - with a fixed payment

The Group licenses specific music content to the customers. Revenue is recognised when the licensed copyright is made available for the customer’s use and benefit, typically upon transfer of the licensed content to the customer. Payment is generally due within 90 to 365 days from the transfer.

(ii) Licensing - with a minimum guarantee and a revenue-sharing arrangement

For these arrangements, the Group typically: (i) licenses a specific listing of music content; and (ii) licenses future music content on an if-and-when-available basis over a specified period of time. The performance obligation relating to the licensing of a specific listing of music content is satisfied when the specified licensed copyright is made available for the customer’s use and benefit, typically, upon transfer of the licensed content to the customer. The performance obligation relating to the licensing of future music content is satisfied over the specified licensing period. These arrangements typically include a minimum guarantee payment and a revenue-sharing arrangement which requires additional payments if the usage of the music content exceeds specified thresholds. Royalties exceeding the minimum guaranteed amount is recognised when the usage occurs. No royalties exceeding the minimum guaranteed amount were received during the reporting period.

The minimum guarantee is generally due in 7 to 365 days from delivery of the existing music content, and the royalties from the revenue-sharing arrangement is calculated on a monthly or quarterly basis and are due within 30 days from the month or quarter end.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Smart music learning business

The Group has two business models for its smart music learning business: sale of smart music products and smart music learning classes.

(i) Sale of smart music products

Revenue from the sale of smart music products includes the sale of: (i) integrated Kukey smart pianos; (ii) a self-developed smart teaching system installed on a network storage server; and (iii) piano accessories such as professional around-ear headphones. Revenue is recognised upon delivery of the specified smart music products. The payment is generally due within 1 year from delivery.

(ii) Smart music learning

The Group provides music education classes conducted through Kukey smart pianos. The performance obligation is satisfied overtime as the student attends the music education class and customers have generally prepaid for the smart music learning services.

Music events and performances

(i) Music festival events services

The Group executes music festival events for the organisers. The Group also provides related sponsorship services to the patrons who sponsor these music festivals. The sponsorship services may include placement of advertisements in the music festivals and organising pre-concert events such as cocktail parties, production of publicity materials, and arrangement of media interviews for sponsors.

The Group recognises revenue from services related to music festival events over time as the music festival takes place and recognises sponsorship service revenue over time when such services are provided to the patrons because the customer simultaneously receives and consumes the benefits provided by the Group.

(ii) Music performance services

The Group executes music performance activities for the organisers.

The Group recognises revenue from music performance services over time as the music performance takes place because the customer simultaneously receives and consumes the benefits provided by the Group.

(iii) Sale of smart playback devices

The Group sells hardware with embedded content and revenue is recognised upon delivery of the instruments. The payment is generally due within 1 year from delivery.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued) Cost to obtain a contract

The Group applies the optional practical expedient to immediately expense costs to obtain a contract if the amortisation period of the asset that would have been recognised is one year or less. Otherwise, the contract costs are capitalised and amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the contract costs related.

Contract balances

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section l) Financial instruments—initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Variable consideration

The licensing with a minimum guarantee and revenue-sharing arrangement contracts include variable consideration for which if the revenue-sharing outcome exceeds the minimum guarantee, the consideration should be the revenue-sharing outcome, and if not, the consideration is the minimum guarantee.

The revenue-sharing arrangement is a usage-based royalty promised in exchange for a licence of intellectual property which is only recognised when the subsequent usage occurs.

e)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of taxable temporary differences associated with investments in subsidiaries and a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognised for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of deductible temporary differences associated with investments in subsidiaries and a joint venture, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued) Deferred tax (continued)

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Sales tax

Expenses and assets are recognised net of the amount of sales tax, except:

●	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

●	When receivables and payables are stated with the amount of sales tax included, the net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

g)	Foreign currencies

The Group’s interim condensed consolidated financial statements are presented in RMB, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation and the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

g)	Foreign currencies (continued)

i)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognised in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their profit or loss is translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

h)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

h)	Property, plant and equipment (continued)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

●	Leasehold improvements	Over the lease terms
●	Music education equipment	5 years
●	Furniture and fixtures	3 to 4 years
●	Office equipment	3 to 5 years

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

i)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease, that is, whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i)	Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non-financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

i)	Leases (continued)

Group as a lessee (continued)

ii)	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate the lease. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of warehouses (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Group as a lessor

A lease is classified as a finance lease if the Group transfers substantially all the risks and rewards incidental to ownership of an asset. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. For subleases, the Group, as the intermediate lessor, classifies the sublease by reference to the right-of-use asset arising from the head lease, rather than by reference to the underlying asset.

For subleases classified as finance leases, the Group derecognises the right-of-use asset on the head lease and recognises net investments in the sublease. Any difference between the right-of-use asset and the net investments in the sublease is recognised in profit or loss. The Group continues to account for the original lease liability. Interest income on the sublease and interest expense on the head lease is recognised during the term of the sublease.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

●	Its intention to complete and its ability and intention to use or sell the asset

●	How the asset will generate future economic benefits

●	The availability of resources to complete the asset

●	The ability to measure reliably the expenditure during development

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

k)	Intangible assets (continued)

Research and development costs (continued)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Software

Software is stated at cost less any impairment losses and is amortised on the straight-line basis over its estimated useful economic life of 3 years.

Copyrights

Copyrights are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful economic lives of 15 to 49 years.

l)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section (d) Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Initial recognition and measurement (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

●	Financial assets at amortised cost (debt instruments)

●	Financial assets at fair value through profit or loss

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss. This category includes an unlisted equity investment which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on the equity investment are credited to profit or loss when the right of payment has been established.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s interim condensed consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired

or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Derecognition (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Disclosures of significant accounting judgements, estimates and assumptions	Note 3
●	Trade receivables	Note 14
●	Prepayments, other receivables and other assets	Note 15
●	Related party disclosures	Note 24

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment (continued)

Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3—Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as loans and borrowings, payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in one category:

●	Financial liabilities at amortised cost (loans and borrowings)

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is recognised in profit or loss.

This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 16.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the interim condensed consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

m)	Inventories

All inventories are finished goods.

Inventories are valued at the lower of cost (determined on a first-in, first-out method) and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand, and specific identification, and makes adjustments to net realisable value as necessary.

n)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant accounting judgements, estimates and assumptions	Note 3
●	Property, plant and equipment	Note 10
●	Intangible assets	Note 11
●	Goodwill	Note 12

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

n)	Impairment of non-financial assets (continued)

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognised in profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

o)	Cash and cash equivalents

Cash and cash equivalents in the interim condensed consolidated statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the interim condensed consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

p)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

p)	Provisions (continued)

Warranty provisions

The Group provides warranties for general repairs of defects that existed at the time of sale, as required by law. Provisions related to these assurance-type warranties are recognised when the product is sold or the service is provided to the customer. Initial recognition is based on historical experience. The estimate of warranty-related costs is revised annually.

Onerous contracts

If the Group has a contract that is onerous, the present obligation under the contract is recognised and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognises any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

q)	Pensions and other post-employment benefits

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions.

r)	Share-based payments

Employees (including senior executives) and consultants of the Group receive remuneration in the form of share-based payments, whereby employees and consultants render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 26.

That cost is recognised in administrative expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

r)	Share-based payments (continued)

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

s)	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

s)	Related parties (continued)

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

t)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability

or

●	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

●	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

●	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

t)	Fair value measurement (continued)

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

u)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

v)	Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.4 Changes in accounting policies and disclosures

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the adoption of new standards effective as of 1 January 2022.

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022, and do not have an impact on the interim condensed consolidated financial statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before intended use

In May 2020, the Board issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after 1 January 2022.

Amendments to IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the Board issued Cost of Fulfilling a Contract. The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after 1 January 2022.

Amendments to IFRS 3 Reference to the Conceptual Framework

In May 2020, the Board issued Reference to the Conceptual Framework,amended paragraphs 11, 14, 21, 22 and 23 and added paragraphs 21A, 21B, 21C and 23A. The amendments are effective for annual periods beginning on or after 1 January 2022.

These amendments had no impact on the interim condensed consolidated financial statements of the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

●	Capital management	Note 5
●	Financial instruments risk management objectives and policies	Note 16.4
●	Sensitivity analysis disclosures	Note 16.4

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the interim condensed consolidated financial statements:

Contractual arrangement

As disclosed in Note 6, the Group exercises control over Beijing Kuke Music and BMF Culture (the “VIEs”) and enjoys all the economic benefits of the VIEs through VIE agreements.

The Group considers that it controls the VIEs, notwithstanding the fact that it does not hold any direct equity interest in the VIEs, as it has power over the financial and operating policies and receives substantially all of the economic benefits from the business activities of the VIEs through the VIE agreements. Accordingly, the VIEs have been accounted for as subsidiaries during the reporting period.

Revenue recognition - principal versus agent considerations

The Group enters into contracts with database holders to provide, on their behalf, database services to colleges and libraries. The Group determined that it does not control the database services before they are transferred to customers and it does not obtain benefits from the database services.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Judgements (continued)

Revenue recognition - principal versus agent considerations (continued)

The following factors indicate that the Group is an agent in these contracts:

●	The Group is not primarily responsible for fulfilling the promise to provide database services;

●	The Group has no discretion in establishing the pricing for such database services;

●	The Group’s consideration is in the form of a commission

Determining the lease term of a contract with a renewal option - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has a lease contract that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

The Group included the renewal period as part of the lease term for the lease of an office property. The Group typically exercises its option to renew for the lease because there will be a significant negative effect from relocating the Group’s operations.

Determining the tax rate of measuring deferred tax

Pursuant to the Enterprise Income Tax Law of the PRC, the enterprise income tax rate of a High and New Technology Enterprise (“HNTE”) is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective in 2008 and amended in 2016, for each entity accredited as an HNTE, its HNTE status is valid for three years if it meets the qualifications for the HNTE on a continuing basis during such period. Beijing Kuke Music qualified as an HNTE until December 31, 2021. Significant management judgement is required to determine whether Beijing Kuke Music is probable to renew the HNTE certificate and continue to qualify for the preferential tax rate of 15% for the next three years.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Provision for expected credit losses on trade receivables and other financial assets at amortised cost

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Provision for expected credit losses on trade receivables and other financial assets at amortised cost (continued)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, other receivables and amounts due from related parties is disclosed in Notes 14, 15, 16.4 and 24.

The loss allowances for financial assets included in prepayments, other receivables and other assets and amounts due from related parties are based on assumption about risk of default and expected loss rates. The Group makes adjustment in making these assumptions and selecting the inputs to the ECL calculation, based on the Group’s past history, existing market condition as well as forward-looking estimates at the end of each of the reporting periods. A number of significant judgements and estimation are also required in applying the accounting requirements for measuring ECLs, such as:

●	Determining criteria for a significant increase in credit risk;

●	Identifying economic indicators for forward-looking measurements; and

●	Estimating future cash flows.

Useful life of intangible assets

The Group’s management determines the estimated useful lives and related amortisation for the Group’s intangible assets with reference to the estimated periods that the Group intends and is able to derive future economic benefits from the use of these assets. Management will revise the amortisation where useful lives are different to that previously estimated, or it will write-off or write-down commercial obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and, therefore, amortisation in profit or loss in future periods.

Impairment of non-financial assets (including goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period or when annual impairment testing for an asset is required. The non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or CGU and choose a suitable discount rate in order to calculate the present value of those cash flows.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Taxes

Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group recognized the deferred tax assets of RMB10,789,000 as at June 30, 2022 (As at December 31, 2021: RMB7,736,000), in relation to ECLs on debt financial assets, leases and trade payables, accrual and provisions on profit-making subsidiaries.

The Group had tax losses related to subsidiaries that have a history of losses, which may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have taxable temporary differences nor tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognise deferred tax assets on the tax losses carried forward.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a binomial model for the Share Option Agreement (as defined in Note 26) and the 2020 ESOP Plan. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s unaudited revenue from contracts with customers

		Smart
	Subscription	music	Music
	and	education	events and
	licensing	business	performances	Total
	RMB’000	RMB’000	RMB’000	RMB’000
For the six months ended June 30, 2022
Revenue from contracts with customers	38,394	16,411	25,709	80,514
Cost of sales	(11,120)	(18,146)	(22,152)	(51,418)
Gross profit	27,274	(1,735)	3,557	29,096
For the six months ended June 30, 2021
Revenue from contracts with customers	44,147	27,465	23,836	95,448
Cost of sales	(7,720)	(12,697)	(22,133)	(42,550)
Gross profit	36,427	14,768	1,703	52,898

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers (continued)

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
Geographical markets
Southern China	49,548	41,200
Northern China	45,900	39,314
Total revenue from contracts with customers	95,448	80,514

Timing of revenue recognition
Revenue recognised at a point in time	75,372	63,055
Revenue recognised over time	20,076	17,459
Total revenue from contracts with customers	95,448	80,514

The amounts of transaction unaudited prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date are as follows:

	For the six months ended
	2021	2022
	RMB’000	RMB’000
Amounts expected to be recognised as revenue:
Within 1 year	7,503	5,783
After 1 year	522	650
	8,025	6,433

The amounts disclosed above do not include variable consideration which is constrained.

The Group applied the practical expedient in IFRS 15 and did not disclose the aggregate amounts of transaction price allocated to the remaining performance obligations that are unsatisfied or partially satisfied as of the end of the reporting period if the performance obligations is part of a contract that has an original expected duration of one year or less. The comparative disclosures are amended to conform with the current year’s presentation.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes to manage capital during the year ended December 31, 2021 and the six months ended June 30, 2022. The Group monitors capital using a gearing ratio, which is “net debt” divided by equity attributable to equity holders of the parent plus net debt. The Group’s policy is to maintain the gearing ratio below 50%. The Group includes within net debt, interest bearing loans and borrowings, lease liabilities, trade payables, other payables and accruals, amount due to a shareholder, less cash and cash equivalents.

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Interest-bearing loans and borrowings (Note 21)	47,539	65,290
Lease liabilities (Note 22)	3,279	9,847
Trade payables (Note 19)	30,514	51,607
Other payables and accruals (Note 23)	58,178	59,244
Amount due to a shareholder (Note 24)	325	325
Cash and cash equivalents (Note 17)	(59,045)	(18,830)
Net debt	80,790	167,483
Equity attributable to equity holders of the parent	936,638	912,880
Total equity attributable to equity holders of the parent and net debt	1,017,428	1,080,363
Gearing ratio	8%	16%

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Group information

Subsidiaries

The interim condensed consolidated financial statements of the Group include:

			% equity interest
Name	Principal activities	Place of incorporation/ registration	December 31, 2021	June 30, 2022

Rococo	Investment holding	BVI	100%	100%
Rosenkavalier	Investment holding	BVI	100%	100%
Gauguin	Investment holding	Hong Kong	100%	100%
Degas	Investment holding	Hong Kong	100%	100%
Kuke International	Investment holding	PRC	100%	100%
Beijing Lecheng	Investment holding	PRC	100%	100%
Naxos China	Distribution of commercial copyrights	PRC	51%	51%
Music Education	Investment holding	PRC	100%	100%
Kuke Fangyue	Dormant	PRC	60%	60%
Kuke Xingkong	Dormant	PRC	90%	90%
Kuke Linhui	Dormant	PRC	90%	90%
Fuzhou Kuke	Dormant	PRC	80%	80%
Tianjin Kuke	Dormant	PRC	96%	96%
Shijiazhuang Kuke	Dormant	PRC	96%	96%

VIEs of the Group include:

			% beneficial interest
		Place of	December 31,	June 30,
Name	Principal activities	registration	2021	2022
Beijing Kuke Music	Distribution of commercial copyrights and provision of music education solutions	PRC	100%	100%
BMF Culture	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances	PRC	100%	100%

As PRC laws and regulations prohibit foreign ownership of companies that engage in online subscription, online education business, internet audio-video program services and certain other businesses, Kuke International and Beijing Lecheng, the Group’s PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group conducts its business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements enable the Group to (i) exercise effective control over the Group’s VIEs, (ii) receive substantially all of the economic benefits of the Group’s VIEs, and (iii) exercise an exclusive option to purchase all or part of the equity interests and assets in the Group’s VIEs when and to the extent permitted by PRC law. Therefore, the Group consolidates the VIEs as required by IFRS 10 interim condensed consolidated Financial Statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Group information (continued)

The principal terms of the VIE agreements are further described below:

(1)	Powers of attorney

Pursuant to the powers of attorney signed by Beijing Kuke Music’s nominee shareholders, each nominee shareholder irrevocably authorised Kuke International to act on behalf of such shareholder as its exclusive agent and attorney to exercise all rights and power that such shareholder has in respect of its equity interest in Beijing Kuke Music (including, but not limited to, all of such shareholders’ rights and voting rights to the sale, transfer, pledge or disposition of the equity interest in part or in whole, and the right to designate and appoint the directors and the executive officers of Beijing Kuke Music). The powers of attorney will remain effective ever after, until Kuke International terminates the powers of attorney in writing or the shares or all the assets of Beijing Kuke Music have been legally and effectively transferred to Kuke International and/or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into a power of attorney regarding the exercise of all the shareholders’ rights of the shareholders of BMF Culture, the terms of which are substantially similar to the power of attorney described above.

(2)	Exclusive call option agreement

Pursuant to the exclusive call option agreement entered into amongst Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, each nominee shareholder granted to Kuke International an irrevocable and exclusive right to purchase all or part of its equity interests in Beijing Kuke Music. The purchase price of the equity interests in Beijing Kuke Music will be a nominal price, unless the relevant government authorities or the PRC laws request another amount to be used as the purchase price, in which case the purchase price will be the lowest amount under such request. Subject to relevant PRC laws and regulations, the registered shareholders will return any amount of the purchase price they have received to Kuke International or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into an exclusive call option agreement, the terms of which are substantially similar to the exclusive call option described above.

(3)	Exclusive service agreements

Pursuant to the exclusive service agreement entered into between Beijing Kuke Music and Kuke International, Kuke International provides business support and consulting services as the exclusive provider of such services to Beijing Kuke Music, in return for a fee which is equal to 100% of the profits before tax of Beijing Kuke Music and is adjustable at the sole discretion of Kuke International. This agreement remains effective perpetually unless termination is required by Kuke International with one month’s prior written notice.

Beijing Lecheng and BMF Culture have also entered into an exclusive service agreement, the terms of which are substantially similar to the exclusive service agreement described above.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Group information (continued)

(4)	Share pledge contract

Pursuant to the share pledge contract among Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, the nominee shareholders of Beijing Kuke Music pledged all of their respective equity interests in Beijing Kuke Music to Kuke International as a continuing first priority security interest to guarantee the prompt and full performance of these nominee shareholders’ and Beijing Kuke Music’s obligations under the powers of attorney, the exclusive call option agreement and the exclusive service agreement. The nominee shareholders will not have the right to exercise the voting rights and rights to dividend distribution attaching to the equity interests of Beijing Kuke Music. If Beijing Kuke Music or any of the nominee shareholders breaches its obligations, Beijing Kuke Music is dissolved or the enforcement of the pledged equity interests of Beijing Kuke Music is permitted under PRC laws, Kuke International will be entitled to exercise its rights to the pledged equity interests, including the right to sell the pledged equity interests of Beijing Kuke Music through an auction or a private sale.

If the pledged equity interests of Beijing Kuke Music are disposed of for whatever reasons, all proceeds received will be attributed to Kuke International and the nominee shareholders must transfer all proceeds collected to Kuke International without consideration, to the extent permitted by PRC laws. This contract remains effective until the earlier of: (i) the discharge in full of the nominee shareholders’ and Beijing Kuke Music’s obligations under VIE agreements, or (ii) the completion of the disposal of the pledged equity interests in Beijing Kuke Music.

Beijing Lecheng and BMF Culture have also entered into a share pledge contract, the terms of which are substantively similar to those of the share pledge contract described above.

In the opinion of the Company’s legal counsel, (i) the ownership structure of Kuke International, Beijing Lecheng and their VIEs are in compliance with the PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their nominee shareholders are valid and binding, and not in violation of the current PRC laws or regulations.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Other income and expenses

7.1.1 Other income, net

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Government grants*	50	1,271
Covid-19-related rent concessions from a lessor (Note 22)	—	787
Foreign exchange differences, net	190	965
Additional deduction of VAT	127	65
Bad debt recovery	6,098	148
Others	3,981	3,301
Total other income, net	10,446	6,537

*	In the first half of 2022, government grants were mainly received for several research and development projects totaling RMB1 million.

7.1.2 Other operating expenses

The unaudited amounts recognised for the six months ended June 30, 2022 mainly represented the loss on disposal of assets of RMB526,000 (Six months ended June 30,2021: RMB4,000) and compensation payables on contract terminations of RMB131,000(For the six months ended June 30, 2021: Nil).

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Other income and expenses (continued)

7.2 Finance costs

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Interest on loans and borrowings	3,588	2,259
Interest on lease liabilities	842	36
Total finance costs	4,430	2,295

7.3 Finance income

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Bank interest income	33	19
Interest income on net investments in subleases	8	1
Total finance income	41	20

7.4 Depreciation, amortisation and costs of inventories

	For the six months ended June 30,
	2021	2020
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Included in cost of sales:
Depreciation of property, plant and equipment	2,887	7,042
Depreciation of right-of-use assets	696	—
Amortisation of intangible assets	3,253	8,509
Costs of inventories recognised as an expense	2,632	5,053
Included in selling expenses:
Depreciation of right-of-use assets	341	550
Included in administrative expenses:
Depreciation of property, plant and equipment	428	579
Depreciation of right-of-use assets	1,280	1,288
Amortisation of intangible assets	67	134

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. Other income and expenses (continued)

7.5 Research and development costs

The Group’s research and development concentrates on the development of smart music education solutions, which include music education system, musical software (e.g. Kuke music app, digital music cloud library), Kuke music online platform, audiobook, musical education instruments and hardware (e.g. Kukey smart pianos).

Research and development unaudited costs of RMB12,267,000, RMB12,365,000 that are not eligible for capitalisation were expensed and included in administrative expenses for the six months ended June 30, 2021, 2022 respectively.

7.6 Wages and salaries and pension scheme contributions

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Wages and salaries	16,575	21,041
Equity-settled share-based payment expenses	32,908	7,263
Pension scheme contributions	926	2,279

At June 30, 2022 and December 31, 2021, the Group had no forfeited contributions available to reduce its pension scheme contributions in future years.

8. Income tax

The major components of unaudited income tax benefit for the six months ended June 30, 2022 and 2021 are as follows:

Consolidated profit or loss

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
Current income tax:
Current income tax charge	(170)	(169)
Deferred tax	2,127	3,068
Income tax benefit reported in profit or loss	1,957	2,899

As of June 30, 2022, the Group did not have any significant unrecognised uncertain tax positions.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Loss per share

Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

For the six months ended June 30, 2021 and 2022, the effects of all outstanding share options and unvested restricted shares were excluded from the computation of diluted loss per share as their effects were anti-dilutive.

The following table reflects the unaudited loss and share data used in the basic and diluted loss per share calculations:

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
Loss attributable to ordinary equity holders of the parent for basic and diluted loss per share calculations
– Class A ordinary shares	(35,173)	(22,333)
– Class B ordinary shares	(13,973)	(8,688)

	2021	2022
Weighted average number of ordinary shares in issue during the period for basic and diluted loss per share calculations
– Class A ordinary shares	20,846,030	21,285,625
– Class B ordinary shares	8,281,098	8,281,098

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. Property, plant and equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	4,136	18,226	335	879	23,576
Additions	425	53,830	6	166	54,427
Disposals	—	(1,859)	—	(15)	(1,874)
At December 31, 2021	4,561	70,197	341	1,030	76,129
Additions (Unaudited)	—	139	—	11	150
Disposals (Unaudited)	—	(1,249)	—	—	(1,249)
At June 30, 2022 (Unaudited)	4,561	69,087	341	1,041	75,030
Accumulated depreciation
At January 1, 2020	(2,858)	(1,752)	(179)	(652)	(5,441)
Depreciation charge for the year	(804)	(9,710)	(72)	(123)	(10,709)
Disposals	—	462	—	2	464
At December 31, 2021	(3,662)	(11,000)	(251)	(773)	(15,686)
Depreciation charge for the period (Unaudited)	(477)	(7,043)	(36)	(65)	(7,621)
Disposals (Unaudited)	—	320	—	—	320
At June 30, 2022 (Unaudited)	(4,139)	(17,723)	(287)	(838)	(22,987)
Net carrying amount
At June 30, 2022 (Unaudited)	422	51,364	54	203	52,043
At December 31, 2021	899	59,197	90	257	60,443

11. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	391	276,863	277,254
Additions - acquired separately	64	237,557	237,621
At December 31, 2021	455	514,420	514,875
Additions - acquired separately (Unaudited)	—	630	630
At June 30, 2022 (Unaudited)	455	515,050	515,505
Accumulated amortisation
At January 1, 2021	(379)	(13,774)	(14,153)
Charge for the year	(30)	(8,392)	(8,422)
At December 31, 2021	(409)	(22,166)	(22,575)
Charge for the period (Unaudited)	(12)	(8,631)	(8,643)
At June 30, 2022(Unaudited)	(421)	(30,797)	(31,218)
Net carrying amount
At June 30, 2022 (Unaudited)	34	484,253	484,287
At December 31, 2021	46	492,254	492,300

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Goodwill

	Subscription, licensing and smart education business	Music events business	Total
	RMB’000	RMB’000	RMB’000
Cost and net carrying amount at December 31, 2021	1,610	235,615	237,225
Cost and net carrying amount at June 30, 2022 (Unaudited)	1,610	235,615	237,225

The Group performed goodwill impairment test at the CGU level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired.

Goodwill acquired through business combinations is allocated to the following CGUs for impairment testing:

●	Subscription, licensing and smart music learning business; and

●	Music events and performances business

Subscription, licensing and smart music learning business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate applied to the cash flow projections is 19.7%. The growth rate used to extrapolate the cash flows beyond the five-year period is 3%.

The following describes management’s key assumptions in its subscription, licensing and smart music learning business CGU’s cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the subscription, licensing and smart music learning business CGU as at December 31, 2021.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Goodwill (continued)

Music events and performances business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate applied to the cash flow projections is 21.7%. The terminal growth rate used to extrapolate the cash flows beyond the five-year period is 3%.

The following describes management’s key assumptions in its music events and performances CGU’s cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the results of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the music events and performances business CGU as at December 31, 2021.

13. Inventories

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Finished goods	7,307	9,023

14. Trade receivables, net

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Trade receivables
Receivables from third-party customers	116,776	151,601
Allowance for ECLs	(5,672)	(7,422)
Total trade receivables	111,104	144,179

Trade receivables are non-interest bearing and are generally on terms of 7 to 365 days.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. Trade receivables, net (continued)

The movements in allowance for ECLs are as follows:

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
At the beginning of the year	(10,818)	(5,672)
Impairment losses, net	(18,653)	(8,836)
Amount written off as uncollectible	23,799	7,086
At the end of the year/period	(5,672)	(7,422)

15. Prepayments, other receivables and other assets

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Non-current
Prepayments	213	147
Deposits	94,858	111,799
Other receivables	146	135
Total	95,217	112,081
Current
Prepayments	29,368	28,117
Deposits	244	122
Loan receivable	—	1,994
Other receivables	4,489	9,776
Total	34,101	40,009

A loan receivable as at June 30, 2022 was unsecured, interest-free and repayable within one year.

As at June 30, 2022, assets recognised from the costs incurred to obtain a contract was RMB283,000 and was included in prepayments (As at December 31, 2021: RMB353,000).

No impairment losses were recorded for the above assets as they were neither past due nor impaired. The financial assets included in the above balances relate to deposits and receivables for which there was no recent history of default. The loss allowance was assessed to be minimal because the deposits and other receivables are not past due.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities

16.1 Financial assets

	December 31, 2021	June 30, 2022
	RMB’000	RMB’000
		(Unaudited)
Financial assets at FVTPL
Non-current
Equity investment at FVTPL	1,000	1,000
Total non-current financial assets at FVTPL	1,000	1,000
Total financial assets at FVTPL	1,000	1,000
Financial assets at amortised cost
Current
Trade receivables (Note 14)	111,104	144,179
Financial assets included in prepayments, other receivables and other assets	4,733	11,892
Net investments in subleases	355	—
Amounts due from related parties	306	2,319
Amounts due from shareholders	100	100
Cash and cash equivalents	59,045	18,830
Total current financial assets at amortised cost	175,643	177,320
Non-current
Financial assets included in prepayments, other receivables and other assets	3,010	568
Total non-current financial assets at amortised cost	3,010	568
Total financial assets at amortised cost	178,653	177,888
Total financial assets	179,653	178,888

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.2 Financial liabilities

Lease liabilities and other financial liabilities at amortised cost, with carrying amounts that are reasonable approximations of fair values

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Current
Trade payables	30,514	51,607
Financial liabilities included in other payables and accruals	20,381	22,525
Amount due to a shareholder	325	325
Interest-bearing loans and borrowings	41,493	63,556
Lease liabilities	2,486	3,718
	95,199	141,731
Non-current
Interest-bearing loans and borrowings	6,046	1,734
Lease liabilities	793	6,129
	6,839	7,863
Total	102,038	149,594

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.3 Fair values and fair value hierarchy

The Group assessed that the fair values of cash and cash equivalents, trade receivables, the current portion of financial assets included in prepayments, other receivables and other assets, amounts due from related parties and shareholders, trade payables, amounts due to a related party and a shareholder and the financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The non-current portion of financial assets included in prepayments, other receivables and other assets, net investments in subleases, and financial liabilities such as interest-bearing loans and borrowings are measured at amortised cost. In the opinion of the directors, the fair values of these financial assets and financial liabilities approximate to their carrying amounts.

The Group invests in an unlisted investment measured at fair value through profit or loss. The Group has estimated the fair value of the unlisted investment by recent transaction approach.

Quantitative disclosures of the Group’s unaudited financial instruments in the fair value measurement hierarchy as at December 31, 2021 and June 30, 2022

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial asset for which fair value is disclosed:
An unlisted investment measured at fair value through profit or loss	—	1,000	—	1,000

During the six months ended June 30,2021 and 2022, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial assets and financial liabilities.

The following methods and assumptions were used to estimate the fair values:

The fair values of the Group’s interest-bearing loans and borrowings are determined by using the discounted cash flow method using the discount rate currently available for instruments with similar terms, credit risk and remaining maturities as at the end of the reporting period. The changes in fair value as a result of the Group’s own non-performance risk as at December 31, 2021 and June 30, 2022 were assessed to be insignificant. The fair values of the Group’s interest-bearing loans and borrowings are approximate to the fair values based on the discounted cash flows.

16.4 Financial instruments risk management objectives and policies

The Group’s principal financial liabilities comprise interest-bearing loans and borrowings, amounts due to a related party and a shareholder, trade payables and other payables and accruals. The main purpose of these financial liabilities is to raise finance for the Group’s operations. The Group’s principal financial assets include trade receivables, other receivables and cash and cash equivalents that derive directly from its operations.

The Group is exposed to foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks, which are summarised below.

Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from cash and cash equivalents, a loan receivable from a Hong Kong entity and trade payables to foreign suppliers in currencies other than the Group’s functional currency.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.4 Financial instruments risk management objectives and policies (continued)

Foreign currency risk (Continued)

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the United States dollar (“US$”) and HK$ exchange rates, with all other variables held constant, of the Group’s profit/(loss) before tax. The impact on the Group’s profit/(loss) before tax is due to changes in the fair values of monetary assets and liabilities. The Group’s exposure to foreign currency risk for all other currencies is not material.

	Change in	Effect on
	exchange	loss
For the six months ended June 30,2022	rate	before tax
		RMB’000
		(Unaudited)
US$	+5%	(284)
	-5%	284
HK$	+5%	(6)
	-5%	6

	Change in	Effect on
	exchange	loss
For the six months ended June 30,2021	rate	before tax
		RMB’000
US$	+5%	6,060
	-5%	(6,060)
HK$	+5%	(18)
	-5%	18

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2021 and June 30, 2022. The amounts presented are gross carrying amounts for financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

As at June 30, 2022

	12-month
	Expected
	Credit
	losses	Lifetime Expected Credit losses
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Trade receivables	—	—	—	151,601	151,601
Financial assets included in prepayments, other receivables and other assets—Normal*	12,460	—	—	—	12,460
Amounts due from related parties—Normal*	2,319	—	—	—	2,319
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents—not yet past due	18,830	—	—	—	18,830
	33,709	—	—	151,601	185,310

As at December 31, 2021

	12-month
	Expected
	Credit
	losses	Lifetime Expected Credit losses
				Simplified
	Stage 1	Stage 2	Stage 3	approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	116,776	116,776
Financial assets included in prepayments, other receivables and other assets —Normal*	7,743	—	—	—	7,743
Net investments in subleases—Normal*	355	—	—	—	355
Amounts due from related parties—Normal*	306	—	2,000	—	2,306
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents—not yet past due	59,045	—	—	—	59,045
	67,549	—	2,000	116,776	186,325

*	The credit quality of the financial assets included in prepayments, other receivables and other assets, net investments in subleases, and amounts due from related parties and shareholders is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.

The Group has significant credit risk concentration from its largest customers’ trade receivables. The Group’s largest customer’s trade receivables represents 17% and 25% of the Group’s gross trade receivables as at December 31, 2021 and June 30, 2022, respectively. The Group’s five largest customers’ trade receivables represent 47% and 70% of the Group’s gross trade receivables as at December 31, 2021 and June 30, 2022, respectively.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written off if past due for more than one year and are subject to enforcement activity.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Days past due
		1 - 90	91 - 180
	Current	days	Days	>181 days	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
June 30, 2022
Expected credit loss rate	3.12%	3.49%	3.37%	8.27%	4.90%
Gross carrying amount (RMB’000)	54,721	26,926	20,595	49,359	151,601
Expected credit loss (RMB’000)	1,707	939	694	4,082	7,422

		Days past due
		1 - 90	91 - 180
	Current	days	Days	>181 days	Total
December 31, 2021
Expected credit loss rate	2.80%	3.30%	7.66%	16.47%	4.86%
Gross carrying amount (RMB’000)	65,102	22,232	19,686	9,756	116,776
Expected credit loss (RMB’000)	1,824	733	1,508	1,607	5,672

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.4 Financial instruments risk management objectives and policies (continued)

Liquidity risk

The Group monitors its risk of a shortage of funds using a liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, other borrowings and lease liabilities.

The table below summarises the maturity profile of the Group’s financial liabilities as at the end of the reporting period based on the contractual undiscounted payments:

		Less than
	On demand	1 year	>1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at June 30, 2022
Interest-bearing loans and borrowings(Unaudited)	25,000	40,655	1,759	67,414
Lease liabilities(Unaudited)	—	3,749	6,710	10,459
Trade payables(Unaudited)	—	51,607	—	51,607
Due to a shareholder(Unaudited)	325	—	—	325
Other payables and accruals(Unaudited)	—	22,525	—	22,525
As at December 31, 2021
Interest-bearing loans and borrowings	10,000	34,804	6,205	51,009
Lease liabilities	—	2,571	811	3,382
Trade payables	—	30,514	—	30,514
Due to a shareholder	325	—	—	325
Other payables and accruals	—	20,381	—	20,381

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio.

The Group assessed the concentration of risk with respect to refinancing its debts and concluded it to be low.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Financial assets and financial liabilities (continued)

16.5 Changes in liabilities arising from financing activities

	Interest-
	bearing		Due	Due to
	loans and	Lease	to a	a related
	borrowings	liabilities	shareholder	party
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2020 and January 1, 2021	60,000	17,490	325	7,177
Changes from financing activities	(12,461)	(3,648)	—	(7,177)
Lease termination	—	(14,379)	—	—
Additions	—	2,734	—	—
Accretion of interest	—	1,082	—	—
As at December 31, 2021 and January 1, 2022	47,539	3,279	325	—
Changes from financing activities (Unaudited)	17,751	(1,124)	—	—
Changes from operating activities (Unaudited)	—	(787)	—	—
Lease termination (Unaudited)	—	(970)	—	—
Additions (Unaudited)	—	9,413	—	—
Accretion of interest (Unaudited)	—	36	—	—
As at June 30, 2022 (Unaudited)	65,290	9,847	325	—

17. Cash and cash equivalents

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Cash and cash equivalents	59,045	18,830

At June 30, 2022, the cash and cash equivalents of the Group denominated in RMB amounted to RMB 8,933,000(At December 31, 2021: RMB 16,046,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. Issued capital and reserves

The authorised share capital consisted of 50,000,000 shares at a par value of US$0.001 per share, of which 41,718,902 shares were designated as Class A ordinary shares and 8,281,098 as Class B ordinary shares after the completion of the Company’s initial public offering (“IPO”) and such designation was retrospectively disclosed in the interim condensed consolidated financial statements. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares. There was no transfer between Class A ordinary shares and Class B ordinary shares in the years ended December 31, 2021 and for the six months ended June 30, 2022, respectively.

As of June 30, 2022, there were 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding (2021: 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares), respectively.

On February 29, 2020, the Company issued 4,856,273 Class A ordinary shares with an aggregate fair value of RMB284,000,000 in exchange for the acquisition of a 100% equity interest of Rosenkavalier.

On March 4, 2020, 1,499,423 Class A ordinary shares were allotted and issued to an independent third party for a cash consideration of US$12,999,997, excluding issuance costs of RMB557,000.

On January 12, 2021, the Company completed its initial public offering and was listed on the New York Stock Exchange. 5,000,000 Class A ordinary shares were issued at a price of US$10 per share for proceeds of US$50.0 million (equivalent to RMB323,730,000), excluding underwriting discounts and commissions and other issuance costs of approximately US$5.6 million (equivalent to RMB36,282,000).

From September to December 2021, the Company completed a treasury share repurchase from Tiger Brokers (NZ) Limited for an aggregate of 49,609 Class A ordinary shares with a consideration of US$199,000 (equivalent to RMB1,274,000).

As at December 31, 2021, the treasury stock account includes 49,609 Class A ordinary shares outstanding (2020: Nil) for the distributions of share-based payments at exercise of share options as disclosed in Note 26 to the financial statements.

Statutory restrictions

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The interim condensed consolidated results of operations reflected in the interim condensed consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under China Accounting Standards (“CAS”) to the statutory reserve and have the rights to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include statutory reserve funds, as determined in accordance with CAS, were RMB9,420,000 as at December 31, 2021 and June 30, 2022.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. Trade payables

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Trade payables	30,514	51,607

Terms and conditions of the above financial liabilities are as follows:

●	Trade payables are non-interest-bearing and are normally settled on terms ranging from 1 to 30 days; and

●	For explanations on the Group’s liquidity risk management processes, refer to Note 16.4.

20. Contract liabilities

The balance represented the receipts in advance from customers.

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Deferred revenue
Subscriptions and licensing	12,050	8,221
Smart music education	11,784	5,515
Music Festival Events	38	947
Total contract liabilities	23,872	14,683
Current	23,506	14,433
Non-current	366	250

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Amount of revenue recognised in the respective reporting periods that was included in the contract liabilities at the beginning of the reporting period	20,821	15,098

Contract liabilities include deferred revenue relating to the subscription and licensing of music content and music education products and services.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. Interest-bearing loans and borrowings

	Effective		December 31,	June 30,
	interest rate	Maturity	2021	2022
	%		RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Current:
Unsecured RMB10 million bank loan	(2021: 4.25) 4.25	(2021: On demand) On demand	10,000	10,000
Unsecured RMB10 million bank loan	(2021: Nil) 5.50	(2021: Nil) On demand	—	10,000
Unsecured RMB5 million bank loan	(2021: Nil) 4.00	(2021: Nil) On demand	—	5,000
(2021: Unsecured RMB20 million other borrowings)	(2021: 12)	(2021: December 31, 2022)
Unsecured RMB20 million other borrowings	12	December 31, 2022	20,000	20,000
Unsecured RMB23 million other borrowings	6.85	April 20, 2023	11,493	11,890
Unsecured RMB10 million other borrowings	(2021: Nil)	(2021: Nil)
	6.40	September 7, 2023	—	6,666
			41,493	63,556
Non-current:
Unsecured RMB23 million other borrowings	6.85	April 20, 2023	6,046	—
Unsecured RMB10 million other borrowings	6.40	September 7, 2023	—	1,734
			47,539	65,290

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. Leases

Group as a lessee

The Group has lease contracts for various items of property, plant and equipment. Leases of a building and music education equipment generally have lease terms between 3 and 5 years.

The Group also has certain leases with lease terms of 12 months or less and leases of low-value assets. The Group applies recognition exemptions for “short-term leases” and “leases of low-value assets” for these leases.

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the periods:

	Building	Music education equipment	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2021	4,318	10,600	14,918
Additions	2,259	475	2,734
Depreciation charge	(3,443)	(696)	(4,139)
Lease termination	(74)	(10,379)	(10,453)
At December 31, 2021	3,060	—	3,060
Additions (Unaudited)	9,413	—	9,413
Depreciation charge (Unaudited)	(1,838)	—	(1,838)
Lease termination (Unaudited)	(849)	—	(849)
At June 30, 2022 (Unaudited)	9,786	—	9,786

Set out below are the carrying amounts of lease liabilities and the movements during the periods:

Lease liabilities
RMB’000

At January 1, 2021	17,490
Additions	2,734
Accretion of interest	1,082
Lease termination	(14,379)
Payments	(3,648)
At December 31, 2021	3,279
Current	2,486
Non-current	793

At January 1, 2022	3,279
Additions (Unaudited)	9,413
Accretion of interest (Unaudited)	36
Covid-19-related rent concessions from a lessor（included in other income) (Unaudited)	(787)
Lease termination (Unaudited)	(970)
Payments(Unaudited)	(1,124)
As June 30, 2022 (Unaudited)	9,847
Current (Unaudited)	3,718
Non-current (Unaudited)	6,129

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. Leases (continued)

The following are the unaudited amounts recognised in profit or loss:

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
Depreciation expense of right-of-use assets	2,317	1,838
Interest expense on lease liabilities	842	36
Covid-19-related rent concessions from a lessor	—	(787)
Expense relating to short term leases and leases of low-value assets included in administrative expenses	748	685
Total amount recognised in profit or loss	3,907	1,772

The unaudited total cash outflow for leases included in the statements of cash flows is as follows:

	For the six months ended June 30,
	2021	2022
	RMB’000	RMB’000
Total cash outflow for leases	2,370	1,809

Group as a lessor

The Group entered into sub-lease agreements on its office. These leases have terms of three and a half years, which are equal to the lease term of the head lease.

Future minimum rentals receivable under non-cancellable finance leases as at each of the reporting dates are as follows:

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Amounts receivable:
Within one year	357	—
After one year but within two years	—	—
After two years but within five years	—	—
Total future undiscounted minimum rentals receivables	357	—
Unearned finance income	(2)	—
Net investments in subleases	355	—
Current	355	—
Non-current	—	—

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23. Other payables and accruals

	December 31,	June 30,
	2021	2022
	RMB’000	RMB’000
		(Unaudited)
Accruals	10,372	11,804
Other payables	39,057	37,918
Payable to database suppliers	3,000	2,619
Interest payables	5,749	6,903
Total other payables and accruals	58,178	59,244
Current	58,178	59,244
Non-current	—	—

Other payables are non-interest bearing and normally settled within one year.

24. Related party disclosures

Note 6 provides information about the Group’s structure, including details of the subsidiaries. There were no transactions with related parties for the periods ended June 30, 2021 and 2022.

Outstanding balances at December 31, 2021 and June 30, 2022 are unsecured and interest-free and repayable on demand. There have been no guarantees provided or received for any related party receivables or payables.

		Due from related parties /shareholders	Due to a shareholder
		RMB’000	RMB’000
Naxos One Holding Limited（Former Name: Shigoo Limited）#	June 30, 2022 (Unaudited)	2,319	—
	December 31, 2021	306	—
Shareholders of the Company	June 30, 2022 (Unaudited)	100	325
	December 31, 2021	100	325

#	A director of the Company is the controlling shareholder of Naxos One Holding Limited. The amount due from Naxos One Holding Limited was unsecured, interest-free and repayable on demand, while the amount due to Naxos One Holding Limited was unsecured, interest-free and repayable within one year.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective.

Amendment to IFRS 17	Initial Application of IFRS 17 and IFRS 9 – Comparative Information[1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[1]

1.	Effective for annual periods beginning on or after 1 January 2023

The adoption of the above new and amended standards and interpretations are not expected to have a material impact on the Group’s financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26. Share-based payments

Share Option Agreement

In October 2019, the Group entered into an agreement with a financial consultant (“Share Option Agreement”), pursuant to which share options of the Company are granted to the financial consultant in respect of his services to the Group in the forthcoming years. The maximum number of share options granted under the Share Option Agreement to the financial consultant is 3% of the total number of ordinary shares of the Company on the Listing Dates (as defined below). The exercise price of the share options is the offer price of the underlying shares of the Company issued in the final financing arrangement prior to the Company’s IPO. The share options can only be vested if (i) the financial consultant becomes an employee of the Group prior to the date of successful listing of the Company’s shares through the IPO (the “Listing Date”); and (ii) there is the successful listing of the Company’s shares through the IPO (“IPO Performance Condition”); and (iii) the financial consultant remains as an employee of the Group over the vesting period as specified in the Share Option Agreement. All share options will be vested over 24 months after the Listing Date. Unexercised portion will be forfeited after 48 months after Listing Date. There are caps for share options to be exercised in the periods as specified below:

Vesting period of the relevant percentage of the options	Cap of options exercisable
After 6 months since the Listing Date	1% of the total shares
After 12 months since the Listing Date	2% of the total shares
After 18 months since the Listing Date	2.5% of the total shares
After 24 months since the Listing Date	3% of the total shares

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the share options granted under the Share Option Agreement as equity-settled share-based payments.

In April 2020, the financial consultant was appointed as the Chief Financial Officer of the Group. The share options granted under the Share Option Agreement remain effective and the terms of the share options remain unchanged, except that the exercise price of the share options is now the higher of US$7.5 million and the offer price of the underlying shares the Company issued in its last round of financing prior to the Company’s IPO.

(a)	The fair value of equity-settled share options granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	49%
Risk-free interest rate (%)	0.36%
Suboptimal factor	2.5
Forfeiture rate	0%
Option life (years)	4.78
Share price (US$ per share)	8.67

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26. Share-based payments (continued)

Share Option Agreement (continued)

(b)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the periods:

	2021 WAEP US$	2021 Number of options
At January 1	8.46	887,002
Granted during the year	—	—
Forfeited during the year	—	—
Exercised during the year	—	—
Expired during the year	—	—
At June 30	8.46	887,002

	2022 WAEP US$	2022 Number of options
At January 1	8.46	887,002
Granted during the year	—	—
Forfeited during the year	—	—
Exercised during the year	—	—
Expired during the year	—	—
At June 30	8.46	887,002

(c)	The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

	December 31,	June 30,
	2021	2022
Exercise period	Number of options	Number of options	Exercise price US$
July 12, 2021 – January 12, 2025	295,667	295,667	8.46
January 12, 2022 – January 12, 2025	295,667	295,667	8.46
July 12, 2022 – January 12, 2025	147,834	147,834	8.46
January 12, 2023 – January 12, 2025	147,834	147,834	8.46
	887,002	887,002

2020 ESOP Plan

The Group adopted an equity incentive plan (the “2020 ESOP Plan”) for grants of share options and restricted shares of the Company’s ordinary shares to directors, officers and employees of the Company and its subsidiaries.

In October, 2020, the Group’s board of directors approved the 2020 ESOP Plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 ESOP Plan shall be 1,227,000. The 2020 ESOP Plan lapses on the tenth anniversary of the grant date.

1,125,334 share options and 101,666 Class A restricted shares were granted under the 2020 ESOP Plan, at an exercise price of US$0.01 per share. 50%, 30%, 10% and 10% of the share options and restricted shares will vest on October 1, 2021, October 1, 2022, October 1, 2023 and October 1, 2024, respectively, on the condition that (i) directors, officers, employees and consultants of the Company remain in service; and (ii) the Company completes

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26. Share-based payments (continued)

2020 ESOP Plan (continued)

Its initial public offering within 12 months after the adoption of the 2020 ESOP Plan by the board of the directors.

(a)	The fair value of equity-settled share options and restricted shares granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	50%
Risk-free interest rate (%)	0.88%
Suboptimal factor	1.0 - 2.5
Forfeiture rate	0%
Option life (years)	10
Share price (US$ per share)	9.03

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

(b)	The following share options and restricted shares were outstanding under the 2020 ESOP Plan during the period:

	2021 WAEP US$	2021 Numbers of options	2021 Number of restricted shares
At January 1, 2021	0.01	1,125,334	101,666
Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	—	—	—
Expired during the year	—	—	—
At December 31, 2021	0.01	1,125,334	101,666

	2022 WAEP US$	2022 Numbers of options	2022 Number of restricted shares
At January 1, 2022	0.01	1,125,334	101,666
Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	—	—	—
Expired during the year	—	—	—
At June 30, 2022	0.01	1,125,334	101,666

(c)	The exercise prices and exercise periods of the share options and restricted shares outstanding as at the end of the reporting period are as follows:

Exercise period	December 31, 2021 Number of options	December 31, 2021 Number of restricted shares	June 30, 2020 Number of options	June 30, 2020 Number of restricted shares	Exercise price US$
October 1, 2021 – October 30, 2030	562,666	50,832	562,666	50,832	0.01
October 1, 2022 – October 30, 2030	337,600	30,500	337,600	30,500	0.01
October 1, 2023 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
October 1, 2024 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
	1,125,334	101,666	1,125,334	101,666

KUKE MUSIC HOLDING LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

26. Share based payments (continued)

2020 ESOP Plan (continued)

The fair values of the share options and restricted shares granted under the Share Option Agreement and 2020 ESOP Plan in 2020 were US$3,182,000 and US$10,950,000, respectively, of which the Group recognised a unaudited share-based payment expense of RMB7,263,000 (equivalent to approximately US$ 1,084,000) for the six months ended June 30, 2022 (For the six months ended June 30, 2021: RMB32,908,000 (equivalent to approximately US$ 4,913,000)).

At the end of the reporting period, the Company had 2,012,336 and 101,666 share options and Class A restricted shares outstanding, respectively. If the outstanding share options and restricted shares were exercised in full, an additional 2,114,002 Class A ordinary shares of the Company will be issued, resulting in additional share capital of RMB14,000 (equivalent to US$2,000) and capital reserve of RMB49,020,000 (equivalent to US$7,514,000) (before issue expenses), respectively.

27. Commitments

The Group had the following purchase commitments at the end of the reporting period which are not yet reflected in the financial statements.

	December 31, 2021	June 30, 2022
	RMB’000	RMB’000
		(Unaudited)
Intangible assets	5,000	6,300
Music education equipment	6,091	—
	11,091	6,300

28. Subsequent event

The Group has performed an evaluation of subsequent events through the date the financial statements were issued and has determined that there are no events that would have required adjustment or disclosure in the financial statements